CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009
Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 4631
Washington D.C. 20549
                                                                                                                              July 15, 2009

RE:           Cetrone Energy Company
Post-Effective Amendment to Form S-1 filed on June 2, 2009
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File Number 333-153381

ATT:                      Ms. Dorine Miller, Financial Analyst
Phone (202) 551-3711
Fax     (732) 807-4507

Cetrone Energy Company (the “Company”) has received your comments dated June 30, 2009; regarding its Post-Effective Amendment to Form S-1 filed on June 2, 2009, the Form 10-K for the fiscal year ended December 31, 2008, and the  Form 10-Q for the period ended March 31, 2009. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2008

General

1.
 The Company acknowledges that the effectiveness of the post-effective amendment to the registration statement referenced above is dependent upon the successful resolution of any outstanding issues relating to the Form 10-K.

2.	The Company has amended the Form 10-K to reflect the comments provided by the Commission on June 30, 2009.

3.	The period of the reports detailed on EDGAR for the Company’s Form 10-K for the period ended 12/31/09 and Form 10-Q for the period ended 3/31/09 have been corrected for the amended filings.

Cover Page of Form 10-K

4.	The Company has indicated that its common stock is not registered under Section 12(b) of the Exchange Act.

Documents Incorporated by Reference

5.	The Company has disclosed no documents are incorporated by reference within the Form 10-K.

CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009

Cautionary Note, page 4

6.	Language relating to the safe harbor set forth in the Private Securities Litigation Reform Act of 1995 have been removed from the Form 10-K, specifically in page 4 and 10.

Item 1A -Risk Factors

Factors Affecting Future Operating Results, page 5

7.	The last sentence of this section has been removed from the Form 10-K.

Item 2 – Properties, page 8

8.	Additional disclosure has been added to this section detailing the Company’s office space.

9.	Not applicable.

Item 6 – Selected Financial Data. Page 9

10.	The shareholders’ equity has been revised to reflect it as $221 as of December 31, 2008.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Critical Accounting Policies, page 10

11.	Disclosure has been added to the amended 10-K/A to provide estimates and assumptions of critical accounting policies.

             Item 9A(T) – Controls and Procedures, page 11

12.	The conclusion t to the second paragraph in this section has been revised; removing the qualifying sentence.

Management’s Annual Report on Internal Control over Financial Reporting, page 12

13.	Disclosure has been revised, removing the qualifying language. Specifics of the ineffectiveness over internal control over financial reporting are disclosed separately.

Management’s Annual Report on Internal Control over Financial Reporting, page 12

14.	The definition of Internal Control has been modified to conform to the language in Item 13(a)-15(f) of the Exchange Act.

Item 10 – Directors and Executive Officers and Corporate Governance, page 14

CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009

Corporate Governance, page 15

15.	Disclosure has been added to clarify Michael Cetrone is the sole officer and director of the Company.

Item 8 – Financial Statements and Supplementary Data

Statement of Operations, page F-4

16.	This portion of the financial statements have been modified.

            Statement of Stockholders’ Equity, page F-6

17.	This portion of the financial statements have been modified.

            Note 2 – Summary of Significant Accounting Principles, page F-7

           Provisions for Taxes, page F-10

18.	This portion of the financial statements have been modified.

            Note 5 – Going Concern, page F-12

              19. This portion of the financial statements have been modified.

           Exhibit 31.1 – Certifications

20. 302 Certifications have been modified to conform to the language in Item 601(B)(31) of Regulation S-K for the 10-K and 10-Q.

             FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

             21. The following modifications have been made to the Form 10-Q for the period ended 3-31-09

- Period of the report detailed on EDGAR for the Company’s Form 10-Q for the period ended 3/31/09 have been corrected for the amended filing;  and
-Item 2 Properties section has been modified

            Balance Sheet, page F-1

           22.  Interim balance sheet has been modified to indicate March 31, 2009.  Reference to the audit have been removed.

CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009

           Item 4 – Evaluation of Disclosure Controls and Procedures, page 9

          23.  Section has been modified.

         Sincerely,

/s/ Michael Cetrone___________
     Michael Cetrone
     Chief Executive Officer
     Cetrone Energy Company